FIRESTONE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information concerning Firestone’s results of operations and financial condition for the year ended December 31, 2006 and should be read together with Firestone’s audited financial statements and related notes included as an exhibit to this Form 10-KSB.

Business Overview

Firestone is a diversified media and communications company. It owns and operates ¡Sorpresa! − the nation’s first children’s cable television network broadcast exclusively in Spanish. It also provides satellite uplink services for network distribution and production facilities and services for program production. Its business has three revenue streams: (i) the ¡Sorpresa! network; (ii) a Network Operations Center; and (iii) a production services operation, each of which is discussed separately below. Firestone is the surviving entity resulting from a bankruptcy court-approved merger between Hispanic Television Network, Inc. and BroadcastLinks, Inc. that took place in 2003.

Effective January 19, 2007, Firestone completed a merger (the ‘‘Merger’’) with Juniper Content Corporation (formerly Juniper Partners Acquisition Corp.) (‘‘Juniper’’) in which all of Firestone’s outstanding stock was acquired by Juniper in exchange for 2,676,127 shares of Juniper common stock. As part of the transaction, all of Firestone’s outstanding debts that exceeded $3,000,000 were retired as permitted in the Merger agreement.

Firestone’s history of net operating losses and working capital deficit as discussed in Note A of the notes to financial statements raise doubt about Firestone’s ability to operate as a going concern. However, the going concern risk has been substantially alleviated as a result of the Merger. First, the Merger will provide adequate capital to fund Firestone’s operating budget. Second, Firestone’s increased capitalization will enable it to become more effective in marketing its production services offerings, and focus on increasing the distribution of its ¡Sorpresa! Network. If Firestone is successful in realizing these opportunities, it will likely enjoy increased revenues, thus alleviating the ‘‘going concern’’ risk.

Some of the challenges and opportunities facing Firestone’s network business include (i) the growth of the Hispanic television audience; (ii) available capacity of cable and satellite systems and their desire to carry more channels; (iii) increased spending on advertising targeted at the Hispanic market; (iv) migration of the television audience to the internet and other digital platforms; and (v) increasing use of the internet by Hispanic households. The growth of the Hispanic television audience and increased channel capacity offers Firestone the opportunity to secure distribution of ¡Sorpresa! on more cable and satellite systems, and attract more viewers in each market where the service is available. This represents an opportunity for Firestone to increase the number of ¡Sorpresa! subscribers and to increase viewership among those households where the service is available. If Firestone is successful in capitalizing on these opportunities, adding additional cable and satellite systems is likely to increase the Firestone’s revenues with controllable cost increases. Increased distribution is likely to enhance the value of advertising inventory available for Firestone to sell. Coupled with industry-wide increases in Hispanic advertising spending, increased distribution is likely to enable Firestone to generate significantly increased advertising revenues. While exploiting in program advertising opportunities will require Firestone to incur additional expenses associated with engaging an advertising sales organization and/or internal staff, these expenses are controllable, and can be contained so that they are incremental relative to the potential for increased revenue. The migration of the television audience to the internet presents a potential risk to the growth of the television audience for ¡Sorpresa!. However, as Firestone’s business plan calls for the further development of its internet and other digital platforms for the distribution of ¡Sorpresa!, Firestone should be well situated to serve ¡Sorpresa! viewers regardless of where they are viewing the programming, thus enabling Firestone to generate advertising revenue from both television and internet distribution.

The primary challenges that Firestone has historically faced arise from the undercapitalization that has hampered its ability to fully exploit its production and network assets, expend marketing funds, and to engage personnel sufficient to operate the business at optimum capacity. The Merger with Juniper should provide Firestone with the working capital necessary to more effectively market its production services and uplink offerings, expand the distribution of its network, and increase the value of the ¡Sorpresa! brand. Improving production services marketing so that Firestone’s offerings are well known in the local and national production community may increase Firestone’s production services revenues, and replace some or all of the lost activity occasioned by the business failure of a key client in 2005. Expanding the distribution of the network should increase Firestone’s revenues significantly, while requiring costs increases that are controllable by Firestone. Because Firestone’s costs of acquiring and producing programming are generally fixed, and there is a potential to substantially increase distribution, we plan to emphasize growth of the ¡Sorpresa! network operations, while maximizing the revenue potential of the production services operations to address the economic challenges that it has experienced in the past.

Sources of Revenue

Television Network:    Firestone operates ¡Sorpresa!, a Spanish language children’s television network and digital community. The television network is distributed over cable systems in the continental United States and Puerto Rico. ¡Sorpresa! digital content is distributed over internet, interactive, mobile and other broadband and digital platforms. Firestone derives revenue from ¡Sorpresa! from two sources: cable television subscribers’ fees and advertising.

Firestone earns subscription revenue from multi-system operators (MSOs) that carry ¡Sorpresa! programming, under the agreements between the MSOs and Firestone. While an MSO agreement governs the terms and conditions between Firestone and the MSOs’ cable systems, each local cable system that is part of an MSO independently makes the decision to distribute ¡Sorpresa!. The individual cable systems also determine how ¡Sorpresa! is packaged with other cable programming, in turn determining the number of subscribers to which it is made available. ¡Sorpresa! is either bundled with other program channels in tier services, which are available to tier subscribers who pay additional fees for tier programming, or may be offered as one of a cable system’s basic program channels, which are included to all system subscribers who pay for basic cable service. In U.S. markets, ¡Sorpresa! is typically offered in Hispanic tier packages. In Puerto Rican markets, ¡Sorpresa! is typically offered as part of basic cable service. The MSO agreements provide for monthly subscriber fees with annual rate increases. Usually, an agreement provides for an introductory free carriage period in which no subscriber fees are paid to Firestone for the free period following the system’s launch of ¡Sorpresa!. MSOs calculate the number of subscribers for which fees are paid each month by averaging the subscriber count at the beginning and ending of each month. Firestone estimates and recognizes the revenue earned each month based on previous month’s performance. Firestone’s estimates are adjusted to reflect actual revenue after actual subscriber reports are received from the MSOs.

Firestone earns advertising revenue from the sale of in-program advertising inventory on ¡Sorpresa!. Historically, ¡Sorpresa! advertising revenue has been generated primarily from direct response spots, per inquiry advertising and infomercials. Firestone believes the continued growth of advertising revenue will result from increased distribution of the network. The rates that Firestone can charge for advertising inventory depend on a number of factors, including audience size, advertiser and agency budgets and the relative strength or weakness of rates in the general advertising market. The market for children’s advertising is subject to seasonal variations with a substantial portion of overall advertising placed in the third and fourth quarters. Revenue is recognized in the month that advertising is aired.

For the year ended December 31, 2006, television network revenue accounted for 30% of Firestone’s total revenue.

Network Operations:    Firestone earns fee income from third-party customers to whom Firestone provides uplink facilities and related services for the distribution of network television programming to cable systems, DBS services and broadcasters throughout the United States. These arrangements are subject to long-term agreements that range in term from one to ten years, and require customers’ payment of monthly fees in advance of service. Other services are offered to short-term customers, such as occasional users of satellite bandwidth, uplink or downlink services. Revenue is recognized in the month the service is provided. For the year ended December 31, 2006, network operations’ revenue accounted for 67% of Firestone’s total revenue.

Production Services:    Firestone earns production service revenue from third party television and advertising customers to which Firestone provides video and audio, production, post-production, remote production and studio rental services. Production service engagements are typically for a duration of a few days to three months or more in length. Production service fees typically range from $1,000 to $100,000 per project. Revenue has been recognized in the month the production is completed. For the year ended December 31, 2006, production services’ revenue accounted for 3% of Firestone’s total revenue. High production revenue for 2005 was the result of production services provided primarily for one client, Q Network, a startup cable channel that was a significant production services client of Firestone. These services ended in the third quarter of 2005 when Q Network ceased operations and did not renew its contract. Firestone is addressing the lost revenues associated with the loss of this client in a number of ways. First, Firestone will be relying on studio facilities and equipment that was purchased largely to service Q Network. Accordingly, the costs associated with Firestone’s use of these facilities to serve clients will be lower in the future than they were in 2005 and 2006. Second, its business plan is focused on increased marketing and outreach to the local and national production communities. These factors will present an opportunity for Firestone to realize increased production services business overall, as well as the development of a more diverse client base. Third, Firestone will be more sensitive to the credit histories of large clients in the future when considering long-term production services contracts. Thus, Firestone anticipates that its production services revenue will increase as marketing activities are implemented, and that the diversity of clientele and credit sensitivity will mean that either the loss of any single client in the future will have a less severe impact on operations than did the loss of Q Network and/or that Firestone will be less likely to experience business failure related defaults from large clients.

Cost of Revenue and Operating Expenses

Cost of Revenue:

Television Network:    Cost of television network revenue consists primarily of programming acquisition and licensing fees, tradeshow costs and compensation and related fringe benefits paid to department personnel. For the year ended December 31, 2006, television network cost of revenue was 8% of Firestone’s total expenses.

Network Operations:    Cost of network operations’ revenue consists primarily of satellite bandwidth, software license and maintenance fees and compensation and related fringe benefits paid to department personnel. For the year ended December 31, 2006, network operations cost of revenue was 40% of Firestone’s total expenses. Costs of network operations are primarily fixed due to the long-term agreements for satellite bandwidth.

Production Services:    Costs of production services’ revenue consist primarily of dedicated project related production costs and compensation and related fringe benefits paid to department personnel. For the year ended December 31, 2006, production services cost of revenue was 2% of Firestone’s total expenses. Costs of production services revenue can be scaled to specific production projects. Firestone plans to use independent contractors and producers to provide those services on a project basis in an effort to avoid build up of overhead infrastructures.

Operating Expenses:

Advertising Expenses:    Advertising expenses consist primarily of costs due to Firestone’s website, market research and on-air branding, compensation and related fringe benefits, and travel costs in the sales and marketing departments. For the year ended December 31, 2006, advertising expenses were 0.5% of Firestone’s total expenses. In the twelve months following the merger, advertising costs are expected to grow significantly over current expenditures as Firestone implements its new marketing strategy. The strategy to enhance awareness of Firestone and its ¡Sorpresa! network includes increased emphasis on publicity, promotions, tradeshows, our website and the engagement of a sales organization and/or internal staff.

General and Administrative Expenses.    These consist primarily of costs related to corporate personnel, occupancy costs, general operating costs, depreciation and corporate professional fees, such as legal and accounting fees. For the year ended December 31, 2006, general and administrative expenses were 50% of total expenses with the largest categories consisting of corporate personnel (16%), occupancy costs (7%), general operating costs (7%), depreciation (21%) and professional fees (16%). In the twelve months following the Merger, general and administrative costs are expected to grow with increases consisting primarily of the addition of new internal staff and the costs of additional professional services due to new reporting requirements of a public company.

Results of Operations

Year ended December 31, 2006 as compared to Year ended December 31, 2005

The following discussion sets forth Firestone’s results of operations for the year ended December 31, 2006 as compared to the same period in 2005:

Overview

For the year ended December 31, 2006, the net loss increased $853,953 or 49% as compared to the same period in 2005. The increased loss was due to the loss of production services revenue for one client completed in 2005 that was not repeated in 2006. For the year ended December 31, 2005, this one client accounted for $4,688,493 in production service revenue and $2,849,199 in cost of revenue.

Revenues

The following summarizes the components of Firestone’s revenues for the years ended December 31, 2006 and 2005:

	Years Ended December 31,		2006	2006
	2006	2005	$Change	%Change
Revenue
Television Network (Sorpresa!)	730,796	370,400	360,396	97%
Network Operations Center	1,599,693	1,621,241	(21,548)	−1%
Production Services	68,778	4,764,945	(4,696,167)	−99%
Total Revenue	2,399,267	6,756,586	(4,357,319)	−64%

Overview

Firestone’s total revenue decreased 64% for the year ended December 31, 2006 as compared to the same period in 2005. Decreased revenue was due to the decrease of 99% in production services revenue, offset by an increase of 97% in television network revenue. The decrease in production service revenues for 2006 was the result of production services provided primarily for one client during 2005. These services began in the fourth quarter of 2004 and ended in the third quarter of 2005. This one client accounted for $4,688,493 in production service revenue in the year ended December, 2005.

Television Network Revenue

For the year ended December, 2006, television network revenue increased $360,396 or 97% as compared to the same period in 2005, largely due to the increase in subscriber revenue of $257,471 or 72% from additional carriage in new local cable systems, as well as contractual rate increases of subscriber fees and contractual arrangements whereby certain subscribers that were previously covered under free carriage periods with distributors were converted to paying subscribers. Advertising revenue also increased $102,925 or 734% with the advent of Firestone’s first national advertising client.

Network Operations Revenue

For the year ended December 31, 2006, network operations revenue decreased $21,548 or 1% as compared to the same period in 2005.

Production Services Revenue

For the year ended December 31, 2006, production services revenue decreased $4,696,167 or 99% as compared to the same period in 2005. Decreases in production services revenue for 2006 were the result of production services provided primarily for one client in 2005 that was not repeated in 2006. These services began in the fourth quarter of 2004 and ended in the third quarter of 2005. This one client accounted for $4,688,493 in production service revenue in the year ended December 31, 2005.

Cost of Revenue Expenses

The following summarizes the components of Firestone’s cost of revenue expenses for the years ended December 31, 2006 and 2005:

	Years Ended December 31,		2006	2006
	2006	2005	$Change	%Change
Cost of Revenue
Television Network (Sorpresa!)	389,099	549,282	(160,183)	−29%
Network Operations Center	1,952,041	1,957,711	(5,670)	−0.3%
Production Services	82,367	3,512,206	(3,429,839)	−98%
Total Cost of Revenue	2,423,507	6,019,199	(3,595,692)	−60%

Overview

Firestone’s cost of revenue expenses decreased 60% for the year ended December 31, 2006 as compared to the same period in 2005. Decreased costs were due to the decrease of 98% in production services costs and a decrease of 29% in television network costs. Changes in network operations revenue did not have a significant impact on the overall decreases in costs. Decreases in production services costs for 2006 were the result of the corresponding decrease in production services revenue provided primarily for one client. These services began in the fourth quarter of 2004 and ended in the third quarter of 2005. This one client accounted for $2,849,199 in production service cost of revenues in the year ended December 31, 2005. Decreases in television network costs were the result of reductions in personnel and programming expenses.

Television Network Cost of Revenue

For the year ended December 31, 2006, television network cost of revenue decreased $160,183 or 29% as compared to the same period in 2005. The decrease in costs while the corresponding revenue increased 97% was the result of reductions in programming licensing fees of 17% and programming and creative service personnel of 42% in 2006 as compared to the same period in 2005.

Network Operations Cost of Revenue

For the year ended December 31, 2006, network operations’ cost of revenue decreased $5,670 or 0.3% as compared to the same period in 2005. Due to the consistent level of costs in this area, new revenue can be added with only an insignificant increase in costs.

Production Services Cost of Revenue

For the year ended December 31, 2006, production services cost of revenue decreased $3,429,839 or 98% as compared to the same period in 2005. Direct project related costs decreased as a result of the corresponding decrease in production services revenue provided primarily for one client in 2005. These services began in the fourth quarter of 2004 and ended in the third quarter of 2005. This one client accounted for $2,849,199 in production services cost of revenue in the year ended December 31, 2005.

Gross Margin

For the year ended December 31, 2006, gross margin decreased $761,627 or 103% as compared to the same period in 2005. Production services’ gross margin decreased $1,266,328 or 101% due to the loss of production services revenue for one client completed in 2005 that was not repeated in 2006. For the year ended December 31, 2005, this one client accounted for $4,688,493 in production service revenue and $2,849,199 in cost of revenue. Television network’s gross margin increased $520,579 or 291% due to increased revenues from affiliate fees while programming costs and personnel costs were lowered. Network operations’ gross margin decreased $15,878 or 5%.

Operating Expenses

	Years Ended December 31,		2006	2006
	2006	2005	$Change	%Change
Operating Expenses
Advertising expenses	22,340	94,579	(72,239)	−76%
Selling, general & administrative (‘‘SG&A’’) expense	2,439,446	2,081,024	358,422	17%
Total Operating Expenses	2,461,786	2,175,603	286,183	13%

Advertising Expenses

For the year ended December 31, 2006, advertising expenses decreased $72,239 or 76% as compared to the same period in 2005. All areas in the sales and marketing departments showed expense reductions due to a cost reduction plan implemented to achieve improvement in financial performance.

General and Administrative Expenses

For the year ended December 31, 2006, SG&A expenses increased $358,422 or 17% as compared to the same period in 2005. This increase was primarily due to increases in professional fees of 98%, depreciation of 5%, and reserves for uncollectible receivables and write offs of $440,441. Bad debt reserves were the result of three network operations clients’ failure to pay contractual amounts. Network operation services were terminated for two clients in February 2006 and May 2006. SG&A increases were offset by reductions in compensation expense of 28% in a deferred executive compensation agreement reached in September 2005 and reductions in travel expenses of 63%.

Other Income and Expense

The increase in interest expense of 38% in 2006 is primarily due to higher levels of outstanding debt in 2006.

Liquidity and Capital Resources

Historically, Firestone’s revenues generated by operations have not been sufficient to meet its working capital requirements. Firestone has funded its operations from proceeds from the issuance of various debt instruments and the sale of equity securities. Firestone’s investing activities reflect capital expenditures to complete office, network and production facilities. As of December 31, 2006, Firestone had cash and equivalents of $5,562 and a working capital deficit of $5,582,468. For the years ended December 31, 2006 and 2005, Firestone incurred net losses of $2,590,225 and $1,736,272, respectively. Firestone has generated significant net losses and negative cash flows since inception. At December 31, 2006, approximately $3,570,630 of Firestone’s current liabilities (long-term debt, related party and mandatorily redeemable preferred stock as well as the occupancy lease obligation) are due to Firestone’s principal stockholder, who has a vested interest in its continuation. Firestone’s future capital requirements will depend on many factors, including rate of revenue growth of Sorpresa, completion and timing of new distribution outlets for the network, the expansion of Firestone’s marketing and sales activities and the continuing market acceptance of Firestone’s services.

During the year ended December 31, 2005, Firestone had $618,125 net cash used in operations and received $1,800,000 in proceeds from the issuance of a secured promissory note and a convertible secured promissory note; both from a principal shareholder. Also in 2005, 72,917 shares of common stock were exchanged for $145,834 occupancy lease payments. Firestone used $779,977 in cash for capital expenditures to complete production facilities.

During the year ended December 31, 2006, Firestone had $1,638,402 net cash used in operations with significant increases in accounts payable and accrued expenses, received $1,575,500 in proceeds from issuance of 787,750 shares of Series B preferred stock, received $14,200 in proceeds from the exercise of employee stock options, and received $100,000 in proceeds from the issuance of an additional line of credit. Firestone used $6,956 in cash for capital expenditures for HVAC replacement and media storage equipment.

Funds made available by Juniper following the Merger should be sufficient to meet working capital requirements over the twelve months following the Merger.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net cash used in operating activities was $1,638,402 in 2006 as compared to $618,125 in 2005. In 2006, net cash used by operations consisted of a net loss of $2,590,225 offset by non-cash expenses of $505,281 in depreciation and amortization plus $137,695 related to the issuance of stock for services. In 2005, net cash used by operations consisted of a net loss of $1,736,272 offset by non-cash expenses of $523,845 in depreciation and amortization plus $458,082 related to the issuance of stock for services.

Net cash used in investing activities was $6,956 in 2006 as compared to $754,977 in 2005. The primary use of cash was for investments in capital equipment

Net cash provided by financing activities was $1,635,894 in 2006 as compared to $1,265,846 in 2005. In 2006, Firestone received $1,575,500 from the issuance of preferred stock, $14,200 from the issuance of common stock upon exercising of stock options, and $141,669 from issuance of notes payable, offset by net cash used in debt service of $6,000 from letter of credit, and in debt service of $89,475 from notes payable. In 2005, Firestone received $1,800,000 from the issuance of notes payable to related party, offset by net cash used in debt service of $244,903 and debt service to related party of $289,251.

In July 2006, Firestone’s Board of Directors approved the issuance of 800,000 shares of Preferred Series B Voting Stock and in September 2006, the Firestone board approved the issuance of an additional 400,000 shares, (the ‘‘Preferred Stock’’) at $2.00 per share in order to provide adequate working capital until the completion of the Merger with Juniper. As of December 31, 2006, Firestone has received $1,575,500 in cash as a result of this issuance of the Preferred Stock. Firestone has forecasted its working capital needs until the completion of the Merger and determined the remaining $116,000 available through its existing line of credit is sufficient working capital until the completion of the Merger. In the event circumstances arise that are not factored into the forecast, Firestone will take further action to reduce cash outlays. Approximately $3,570,630 of Firestone’s current liabilities (long-term debt, related party and mandatorily redeemable preferred stock as well as the occupancy lease obligation) are held or guaranteed by a stockholder of Firestone, who has a vested interest in its continuation. This shareholder agreed to convert amounts due to him that exceed the Merger’s $3,000,000 permitted long-term debt to equity prior to the close of the Merger. As part of the Merger, Juniper has committed to provide up to at least $5,000,000 as needed for working capital to fund Firestone’s operating budget and implement its business strategy. With increased capitalization, Firestone will have opportunities to become more effective in marketing its production services offerings, increase production services profitability and focus on increasing the distribution of its ¡Sorpresa! Network. Firestone’s long-term debt will be restructured at the consummation of the merger to provide for more favorable terms such as a lower interest rate of 5% per annum and four-year quarterly payments beginning January 2009. This debt restructure will positively impact cash requirements.

Firestone believes that its current cash balance, cash generated from its operations, cash generated from the sale of equity securities, debt restructure and cash available from the completion of the Merger with Juniper are sufficient to fund its operations, anticipated capital expenditures, and debt repayment obligations for the next twelve months, in addition to financing its business strategy for the next twelve months. Firestone also believes that its cash generated from its operations, the long-term debt restructure, and cash remaining from the completion of the Merger with Juniper are sufficient to finance its long-term liquidity needs.

Firestone’s Indebtedness:

As of December 31, 2006, Firestone’s total indebtedness of $4,462,865 consists of account payable and programming obligations of $885,091, which includes $619,480 in past due obligations, and long-term debt totaling $3,577,774, which includes $3,246,718 in principal and $331,056 in interest. Long-term debt is in arrears $1,081,245 as of December 31, 2006. Firestone will convert all long-term debt balances over $3,000,000 which includes all amounts in arrears to equity prior to the close of the Merger to comply with the Merger’s permitted long-term debt conditions.

In December, 2000, Firestone’s predecessor company, BroadcastLinks, incurred an obligation for $100,000 in a convertible promissory note with D. Thomas Moody, son-in-law of Raymond Mason. Mr. Mason is the majority shareholder of Firestone. The promissory note bears fixed interest at a rate of 11.0% per annum with principal and interest payable on the maturity date of June 21, 2002. As of December 31, 2006, the principal balance due was $100,000, plus accrued interest of $127,496. Firestone has not made any payments on this obligation and is past due $227,496. As of December 31, 2006 the note was in default. The note accrues interest at 14.50% and is convertible to common stock in the event of default, a significant change in control, or by request of the debt holder. However, the debt holder has not yet requested conversion. The debt also contains a warrant feature, which expires on June 20, 2007, and is exercisable at the most recent purchase price used by Firestone which is considered arms length. The right to exercise such warrants and the number of warrants which can be exercised is contingent on a significant change in Firestone’s equity structure as defined in the note agreement. Firestone retired this debt in January 2007 prior to the completion of the Merger.

In August, 2003, Firestone incurred an obligation for $800,000 in a promissory note with 12K, LLC whose principal shareholder is Raymond Mason. Mr. Mason is also the majority shareholder of Firestone. The promissory note bears fixed interest at a rate of 6.50% per annum with monthly payments of $15,655. This note matures on July 1, 2010. As of December 31, 2006, the principal balance due was $777,295, plus accrued interest of $70,173. Firestone is currently past due on this obligation $250,480. Mr. Mason has agreed to include this obligation along with all past due principal and accrued interest in the restructured long-term debt permitted in the Merger. The new debt terms will bear interest at the rate of 5% per annum with quarterly payments over four years beginning January 1, 2009.

In August, 2003, Firestone issued 2,400,000 shares of Series A mandatorily redeemable preferred stock to Varina Knight Mason Testamentary Trust II whose principal is Raymond Mason. Mr. Mason is also the majority shareholder of Firestone. The stock earns dividends at a rate of 5.00%, 4.00%, and 3% for each of the years ended December 31, 2006, 2005, 2004 and 2003, respectively. The mandatorily redeemable preferred stock matures in 2010, at a redemption price of $1 per share plus any accumulated dividends thereon. Dividends on the mandatorily redeemable preferred stock were paid through December 2005 via the issuance of additional shares of mandatorily redeemable preferred stock. Beginning April 2005, Firestone was required to make quarterly mandatorily redemption payments at a rate of 5.00% of the initial aggregate face value of $2,400,000 or $120,000 quarterly. As of December 31, 2006, the Company had not made any of these mandatory redemption payments. In January 2007 prior to the completion of the Merger, the mandatorily redeemable preferred stock was converted to common stock.

In January, 2005, Firestone incurred an obligation for $800,000 in a secured promissory note with 12K, LLC whose principal shareholder is Raymond Mason. Mr. Mason is also the majority shareholder of Firestone. The promissory note bears fixed interest at a rate of 6.25% per annum with monthly payments of $35,457. This note matures on January 20, 2007. As of December 31, 2006, the principal balance due was $545,070, plus accrued interest of $44,172. Firestone is currently past due on this obligation $531,850. Mr. Mason agreed to include this obligation including all past due principal and accrued interest in the restructured long-term debt permitted in the Merger. The new debt terms will bear interest at the rate of 5% per annum with quarterly payments over four years beginning January 1, 2009.

In September, 2005, Firestone incurred an obligation for $1,000,000 in a convertible secured promissory note with 12K, LLC whose principal shareholder is Raymond Mason. Mr. Mason is also the majority shareholder of Firestone. The promissory note bears fixed interest at a rate of 7% per annum with monthly payments of interest only through December 31, 2006. Effective January 1, 2007, monthly payments increase to $50,000 of principal plus interest. This note matures on August 1, 2008. As of December 31, 2006, the principal balance due was $1,000,000 plus accrued interest of $77,669. Firestone is currently past due on this obligation $77,669. Mr. Mason agreed to include this obligation along with all past due principal and accrued interest in the restructured long-term debt permitted in the Merger. The new debt terms will bear interest at the rate of 5% per annum with quarterly payments over four years beginning January 1, 2009.

In August, 2006, Firestone secured $810,000 in a line of credit with Frost National Bank. As of December 31, 2006, Firestone has drawn $694,000 on the line of credit. The debt is guaranteed by Mr. Mason, who is the majority shareholder of Firestone. The line of credit bears interest at a rate of prime plus 1% with monthly payments of interest only and matures on January 31, 2007. During January 2007, the outstanding line-of-credit was paid in full and not renewed.

Contractual Obligations

Firestone leases certain office space and equipment under various operating leases expiring at various times through 2010. Lease expense totaled approximately $1,293,000 and $1,341,000 for the years ended December 31, 2006 and 2005, respectively.

Future annual minimum lease obligations as of December 31, 2006, approximate the following:

2007	$1,288,000
2008	1,137,000
2009	1,107,000
2010	1,105,000
2011	1,104,000
Thereafter	7,733,000
Total future minimum lease obligations	$13,474,000

On February 24, 2003, Firestone entered into a lease with a stockholder for a two-story building with approximately 43,000 square feet for Firestone’s corporate headquarters. Currently, Firestone occupies approximately 25,000 square feet of the building with an additional 18,000 square feet in tenant space, of which it uses 4,000 square feet. This tenant space is currently 68% occupied and generating revenue. The lease obligation over the term of the lease is $814,465. The lease term currently terminates in February 2008. As modified to be effective on the closing of the Merger, the lease will provide for a five-year term through the fifth anniversary of the closing at an annual rent of $210,310, and a five-year renewal term, at Firestone’s option, at an annual rent equal to that during the first five-year period increased by the same percentage as the consumer price index increases during the first five-year period.

On February 16, 2005, Firestone entered into a long-term lease for a full transponder on Intelsat 13 (transponder 18). This lease provides for 36 MHz of bandwidth used to uplink ¡Sorpresa! and third party clients. The lease obligation is $1,129,200 per year. The term is until ‘‘end of life,’’ which is anticipated to be in 2018.

Critical Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date the financial statements. Such estimates and assumptions affect the reported amounts of revenues and expenses during the reported period. On an ongoing basis, Firestone evaluates its estimates and assumptions based upon historical experience and various other factors and circumstances. It believes that its estimates and assumptions are reasonable in the circumstances; however, actual results could differ from these estimates and assumptions.

Firestone management believes that the estimates and assumptions that are most important to the portrayal of Firestone’s financial condition and results of operations form the basis for the accounting policies deemed critical to Firestone. These critical accounting policies relate to revenue recognition, including the ultimate collectibility of receivables, valuation and useful lives of long-lived assets and valuation of equity transactions such as fair value assigned to common stock. Firestone’s accounting policies are more fully described in Note B of the notes to the Firestone’s December 31, 2006 audited financial statements.

Accounts Receivable

Accounts receivable are stated at amounts management expects to collect from outstanding balances. Management estimates the amount of uncollectible receivables by monitoring delinquent accounts and estimating a reserve based on contractual terms and other customer specific issues.

Programming Rights and Obligations

Programming rights and obligations are carried in accordance with Statement of Financial Accounting Standards (‘‘SFAS’’) No. 63, Financial Reporting by Broadcasters. Program exhibition rights are acquired under licensing agreements for program materials for specific licensing periods and per program costs. Program rights are recorded as assets, at the gross amount of the related obligations, when the license period begins and the programs are available for broadcasting. Costs incurred in connection with the purchase of programs to be broadcast within one year are classified as current assets, while costs of those programs to be broadcast subsequently are classified as non-current. Since program-licensing agreements provide for unlimited showings and the number of future showings is not determinable, the program costs are charged to operations over their estimated broadcast periods using the straight-line method. If the projected future net revenues associated with a program are less than the current carrying value of the program rights, Firestone would be required to write-down the program rights assets to equal the amount of projected future net revenues. If the actual usage of the program rights is on a more accelerated basis than straight-line over the life of the contract, Firestone would be required to write-down the program rights to equal the lesser of the amount of projected future net revenues or the average cost per run multiplied by the number of remaining runs. Program obligations are classified as current or non-current in accordance with the payment terms of the license agreement. As of December 31, 2006 and 2005, all program rights and obligations were classified as current assets and liabilities given that the duration of Firestone’s contracts generally do not extend beyond one year.

Property and Equipment

Property and equipment are carried at cost and depreciated over the estimated useful lives using the straight-line method of accounting. Major renewals and improvements are capitalized while expenditures for maintenance and repairs are expensed as incurred. Assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is reflected in the operating results of the respective period.

Mandatorily Redeemable Preferred Stock

Mandatorily redeemable preferred stock is classified in accordance with SFAS No.150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which requires mandatorily redeemable equity instruments to be classified as liabilities and related dividends as interest expense when declared.

Earnings (loss) per Share

Basic and diluted loss per common share are calculated in accordance with SFAS No. 128, Earnings Per Share, whereas basic income (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted income (loss) per common share reflects the potential dilution that could occur if contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings or loss of Firestone. For the years ended December 31, 2006 and 2005, the effects of such contracts have been excluded from the computations of diluted loss per common share as they are anti-dilutive.

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement reporting purposes and the amounts used for income tax purposes. As of December 31, 2006, Firestone had net operating loss carryforwards of approximately $23,200,000 for federal income tax purposes, which if unused will expire in years 2010 through 2026. Unused net operating loss carryforwards may provide future tax benefits, although there can be no assurance that these net operating losses can be recognized in the future. Accordingly, due to the fact that it is uncertain that the deferred tax assets can be realized, a valuation allowance has been established to reduce the net deferred tax assets to zero.

Revenue Recognition

Revenues are recognized in accordance with SEC Staff Accounting Bulletin (‘‘SAB’’) No. 104, Revenue Recognition, which requires that persuasive evidence of an arrangement exist, delivery of the product has occurred, customer acceptance has been obtained, the fee is fixed or determinable and collectibility is reasonably assured. If the payment due from the customer is not fixed or determinable due to extended payment terms, revenue is recognized as payments become due from the customer, assuming all other criteria for revenue recognition are met. Any payments received prior to revenue recognition are recorded as deferred revenues. Any expected losses on contracts are recognized when identified. Revenues of Firestone are generated by the following sources:

Television network subscription revenue is recognized each month when ¡Sorpresa! programming is delivered to the cable systems for distribution to their subscribers. It consists of the monthly fees earned under the MSO Agreements for each subscriber of ¡Sorpresa! programming. Since the number of subscribers is not determinable until MSO subscriber reports are received, Firestone’s management determines a reasonable revenue estimate each reporting month. Firestone receives subscriber count reports from MSOs within 45 days following the end of the reporting month. Firestone’s estimates are then adjusted to reflect actual revenue earned. While the MSO Agreements govern the terms and conditions between Firestone and local cable systems, each local cable system independently makes the decision to distribute ¡Sorpresa!. The MSO Agreements provide for an introductory free carriage period in which no subscriber fees are paid to Firestone after a system’s launch of ¡Sorpresa!. During the introductory free carriage period, no revenue is recorded by Firestone since each local cable system has the right to launch or terminate the broadcasting of ¡Sorpresa! at any time during the MSO Agreement, thus making the revenue not fixed and determinable. As such, Firestone has chosen to delay recognition of revenue until such recognition meets the requirements of SAB 104.

Television network advertising revenue is recognized each month as the advertisement is aired. It consists of the fees earned by the sale of in-program advertising inventory on ¡Sorpresa!. The rate per in-program advertisement is set at the time of the advertising inventory purchase. Direct response and per inquiry advertising generates fees based on the number of subscriber’s inquiries received by the advertiser. These fees are not determinable when aired and are recognized as payments are received from the advertiser.

Network operations service revenue is recognized each month as the service is provided. It consists of fees earned for distribution of third-party network television programming to cable systems, DBS services and broadcasters throughout the United States. These arrangements are subject to long-term agreements that range in term from one to ten years, provide for escalating payments over the term of the contract and require customers’ payment of monthly fees in advance of service. Advance payments are recorded as deferred revenue until such recognition meets the requirement of SAB 104. Firestone recognizes revenue using the straight-line method over the life of the contract. On occasion, Firestone offers network services to start-up companies, whereas collectiblity cannot be reasonably assured. In such cases, Firestone records revenue only to the extent of the amount which is deemed collectible on a monthly basis. Additional services such as occasional use of satellite bandwidth, uplink or downlink services are recognized in the month the service is provided.

Production services revenue is recognized in the month that production services are completed as defined by production contract. It consists of fees earned for video and audio production, post production, remote production and studio rental services. Advance payments are recorded as deferred revenue until such recognition meets the requirement of SAB 104.

Contractual arrangements are periodically reviewed for significant revenue recognition judgments, particularly in the area of multiple deliverable elements (‘‘multiple element arrangements’’). Where multiple element arrangements exist, contract revenue is allocated to the different elements based upon and in proportion to verifiable objective evidence of the fair value of the various elements, as governed under Emerging Issues Task Force Issue (‘‘EITF’’) No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. For the years ended December 31, 2006 and 2005, Firestone had no such multiple element arrangements.

Accounting for Stock-Based Compensation

Effective January 1, 2006 Firestone adopted SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion (‘‘APB’’) No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires Firestone to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. Furthermore, SFAS No. 123(R) allows for two alternative transition methods, the modified-prospective or the modified-retrospective application. Under the modified-prospective application, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the effective date will be recognized as the requisite service is rendered over the remaining service period. The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for either recognition or pro-forma disclosure under SFAS No. 123. All new awards and awards that are modified, repurchased, or cancelled after the option date are accounted for under the provisions of SFAS No. 123(R). Under the modified− retrospective application, prior period financial statements are adjusted to give effect to the fair value based method of accounting for compensation cost for awards granted, modified or settled in cash on a basis consistent with the pro-forma disclosures required for those periods by SFAS No. 123, as amended by SFAS No. 148. Firestone adopted the modified-prospective application and uses the Black-Scholes option pricing model to determine the fair value of stock options and employee stock purchase plan shares.

Prior to January 1, 2006 Firestone accounted for employee stock option grants in accordance with APB No. 25 and adopted the disclosure-only alternative of SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the common stock and the exercise price of the option.

Accounting for Intangibles and Impairment

Intangible assets with indefinite lives, such as broadcast licenses, are not amortized and are tested for impairment annually. Firestone’s earth station license has an indefinite life because Firestone expects to renew it and renewals are routinely granted with little cost, provided that the licensee has complied with the applicable rules and regulations of the Federal Communications Commission.

Firestone does not foresee any compelling challenge to the license renewal. The technology used in broadcasting is not expected to be replaced by another technology in the foreseeable future. Therefore, the broadcast licenses and the related cash flows are expected to continue indefinitely and the license would not be amortized until its useful life is deemed to no longer be indefinite.

Recently Issued Accounting Standards

In July 2006, the Financial Accounting Standards Board (‘‘FASB’’) issued Financial Interpretation No. 48 (‘‘FIN 48’’), Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109. FIN 48 prescribes guidance to address inconsistencies among entities with the measurement and recognition in accounting for income tax positions for financial statement purposes. Specifically, FIN 48 addresses the timing of the recognition of income tax benefits. FIN 48 requires the financial statement recognition of an income tax benefit when the entity determines that it is more-likely-than-not that the tax position will be ultimately sustained. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management does not believe the adoption of this standard will have a material impact on its results of operations or financial position.

Quantitative and Qualitative Disclosures About Market Risk

Market risk generally represents the risk that losses may occur in the value of financial instruments as a result if movements in interest rates, foreign currency exchange rates and commodity prices.

Interest Rate Sensitivity   –   Firestone has a working capital line-of-credit with a bank, which bears interest based upon the bank’s prime rate. At December 31, 2006, the prime rate was 8.25%, and there was $694,000 outstanding under Firestone’s working capital line-of-credit. If the prime rate fluctuated by 10%, and based on amounts outstanding as of December 31, 2006, interest expense would have fluctuated by approximately $12,832.